4 February 2010

National Grid plc Interim Management Statement
for the period 1 October 2009 to 3 February 2010

HIGHLIGHTS

•	Well positioned for another year of strong performance, in line with our expectations

•	Continued regulatory progress in US: Niagara Mohawk electric rate case filed 29 January

•	UK transmission price control review to be rolled over for another year to April 2013

•	In line with its policy, the Board expects to recommend an 8% increase in the full year dividend

FINANCIAL UPDATE

We continue to trade in line with our expectations, delivering both strong operational and financial performance this year.

In the UK, where our revenues are “decoupled” from volumes, we do not expect to benefit financially from the cold weather in December and January. In the US, although we have seen some decline in customer volumes, we have not seen the severe ice storms of last year — weather has been relatively normal for this period — and so we expect an improved performance from our Electricity Distribution and Generation business. As reported at our half year results, we also expect a strong performance from our Transmission business. Our Gas Distribution business will benefit from increases in net revenues under our UK and US rate plans, but will be impacted by timing differences and the absence of one off cost recovery. In addition we expect our US Gas Distribution network to experience lower volumes as a result of the recession, which will impact rate plans yet to be decoupled. This will result in lower operating profit in this business.

We have completed our funding requirement of £2.5bn for 2009/10 and have already pre-funded a substantial portion of our funding requirement for 2010/11. Our net debt at the full year is expected to be in line with our half year figure of around £22bn. We continue to expect net interest charges this year to benefit from low inflation and the fixing of the majority of our variable rate debt at low interest rates. We have recently seen a pick up in inflation, which will impact next year’s UK revenues and index linked debt. Our UK regulated revenues are subject to an RPI + X indexation at the start of each financial year. For the purpose of setting revenue for 2010/11 the average RPI + X element of the rate increases is expected to be 0.2* per cent.

Our full year effective tax rate is expected to be in line with last year.

Overall, we are well positioned to deliver another year of strong performance, with good cash flows, which will continue to underpin our dividend policy.

BUSINESS UPDATE
In the UK this period we experienced seven of the twenty coldest days in the last fifteen years. Over the past month we have seen an all time record demand for gas on our UK network. The system operated well with a good response from the market to the four gas balancing alerts we issued. The cold weather has also resulted in an unprecedented number of contact centre emergency calls and repairs to our gas mains.

* weighted average RPI + X revenue increase for UK Gas Distribution, Gas Transmission and Electricity Transmission based on their regulatory asset values at 31 March 2009. The individual RPI+X revenue increases are Gas Distribution 0%, Gas Transmission -0.4% and Electric Transmission 0.7%.

We note Ofgem’s decision to postpone for a year the next transmission price control review (TPCR5), due to be implemented from 1 April 2012, and roll over the current regime for the intervening period. We look forward to working with Ofgem on the terms of the TPCR5 roll over to 2013.

We have continued to make progress in line with our plans on our US rate case filings. On 29 January we filed our Niagara Mohawk electric rate case and during this period we have received satisfactory US rate case decisions for Massachusetts Electric Company and LIPA generation, representing 14 % of our total US rate base:

•	The Massachusetts electric rate plan was approved on 30 November 2009 with a base allowed return on equity of 10.35% and a $44 million rate increase effective 1 January 2010. In addition we have agreement to recover $24 million over four years from 2011 in relation to past storm costs. The plan also includes volume decoupling, annual trackers for capital investment and pension and healthcare costs and improved allowance for bad debt.

•	On 5th January 2010 the Federal Energy Regulatory Commission (FERC) approved the agreement with the Long Island Power Authority, which agreed a $65.5million rate increase effective 1 February 2009 and a 10.75% return on equity. In addition the agreement includes annual trackers for pension and healthcare costs as well as capital expenditure.

Our US Gas and Electricity Distribution operations met or exceeded all their regulatory targets for system performance and customer satisfaction and, as a result, will not incur any performance penalties for the calendar year 2009.

CONTACTS

Investors
David Rees               +44 (0)20 7004 3170                   +44 (0)7901 511322 (m)
George Laskaris       +1 718 403 2526                          +1 917 375 0989 (m)
Victoria Davies          +44 (0)20 7004 3171                   +44 (0)7771 973447 (m)

Media
Clive Hawkins            +44 (0)20 7004 3147                  +44 (0)7836 357173 (m)
Chris Mostyn              +1 781 907 1726                        +1 347 702 3740 (m)
Gemma Stokes          +44 (0)1926 653 555                  +44 (0) 7974 198333 (m)

Brunswick
Tom Burns                 +44 (0)20 7404 5959                  +44 (0)7974 982333 (m)

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of our non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in our most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.